February 19, 2013



Office of the Corporate Secretary
	Home Loan Servicing Solutions, Ltd.
	C/O James Lauter
	2002 Summit Blvd, Sixth Floor
	Atlanta, GA 30319


RE:	Schedule 13G
	Home Loan Servicing Solutions, Ltd.
	As of January 31, 2013

Gentlemen:

In  accordance  with  Section  13(d)(5)  of  the  Securities Exchange
Act of 1934, attached please find a copy of Schedule 13G for the above named company showing a change of beneficial ownership of 5% or more as of January 31, 2013 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
DS:ccs
Enclosures



	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.    1   )*


	Home Loan Servicing Solutions, Ltd.
	(Name of Issuer)


	Common Stock
	(Title of Class of Securities)


	G6648D109
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Page 1 of 5 Pages

CUSIP NO. G6648D109                                 13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) ______
                                                      (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             5   SOLE VOTING POWER
         SHARES                           1,687,112
      BENEFICIALLY            6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    January 31, 2013         7  SOLE DISPOSITIVE POWER
        BY EACH                           1,687,112
       REPORTING              8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,687,112

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              2.97%

12  TYPE OF REPORTING PERSON*

            IA
_____________________________________________________________
                 *SEE INSTRUCTION BEFORE FILLING OUT!
_____________________________________________________________

Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          	Home Loan Servicing Solultions, Ltd.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

       		2002 Summit Blvd, Sixth Floor
		Atlanta, GA 30319


Item 2(a) 	Name of Person Filing:

         	Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

        	880 Carillon Parkway
          	St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock


Item 2(e)	CUSIP Number:

          	G6648D109


Item 3    	Type of Reporting Person:

(e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940



Page 3 of 5 Pages
Item 4   	Ownership as of December 31, 2012

         (a)  	Amount Beneficially Owned:

              	1,687,112 shares of common stock beneficially owned including:

                 No. of Shares
             	 Eagle Asset Management, Inc.                   1,687,112

          (b)  	Percent of Class:                              	2.97%


         (c)	Deemed Voting Power and Disposition Power:

              	(i)            	(ii)           	    (iii)         (iv)
              	                                  Deemed          Deemed
              	Deemed         Deemed  		  to have 	  to have
              	to have        to have            Sole Power   	  Shared Power
              	Sole Power     Shared Power   	  to Dispose      to Dispose
              	to Vote or     to Vote or     	  or to           or to
              	to Direct      to Direct          Direct the      Direct the
              	to Vote        to Vote            Disposition     Disposition

Eagle Asset     1,687,112      	----           	  1,687,112        ----
Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
             	(_X__)

Item 6   	Ownership of More than Five Percent on Behalf of Another Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which Acquired
              	the Security Being Reported on by the Parent Holding Company:

              	 N/A

Page 4 of 5 Pages
Item 8   	Identification and Classification of  Members  of the Group:   N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         	Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2013            	EAGLE ASSET MANAGEMENT, INC.


					/s/ Damian Sousa
 					_________________________________
 					Damian Sousa
 					Vice President
 					Chief Compliance Officer





Page 5 of 5 Pages